UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Five Prime Therapeutics, Inc.

(Name of Subject Company)

Five Prime Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Francis Sarena

Chief Strategy Officer and Secretary

Five Prime Therapeutics, Inc.

111 Oyster Point Boulevard

South San Francisco, California

(415) 365-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime” or the “Company”), with the Securities and Exchange Commission on March 18, 2021, relating to the tender offer (the “Offer”) by Franklin Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to purchase all of the issued and outstanding shares of Five Prime’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $38.00, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2021, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

The section entitled “Regulatory Approvals—Antitrust Compliance” on page 36 is hereby amended to include the following paragraph after the third paragraph thereof:

“Subsequent to the filing of the Schedule 14D-9, on March 19, 2021, Amgen and Five Prime each submitted a Premerger Notification and Report Form with the DOJ and the FTC in connection with the purchase of the Shares in the Offer. The 15-day waiting period is expected to expire on April 5 at 11:59pm ET. Although the parties have requested early termination of the waiting period, grants of early termination are still temporarily suspended.”

The sentence under the section entitled “Legal Proceedings” on page 36 is hereby amended and restated by deleting the sentence and replacing it with the following paragraph to read as follows:

“Subsequent to the filing of the Schedule 14D-9, later in the day on March 18, 2021, Elaine Wang, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Elaine Wang v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00395-UNA, against the Company and the current members of the Five Prime board of directors asserting claims under Sections
14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 challenging the adequacy of certain public disclosures made by the Company concerning the Company’s proposed transaction with Amgen Inc. The lawsuit seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. No claims are asserted against Amgen. Defendants have not been served with nor have they answered the complaint. Defendants believe the claims asserted in the complaint are without merit.”

The fifth sentence under the section entitled “Cautionary Statements Regarding Forward-Looking Statements” on page 41 is hereby amended and restated as follows (new language underlined; deleted language struck through):

Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Five Prime’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Five Prime’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Five Prime, including those detailed in Five Prime’s public filings with the SEC from time to time, including Five Prime’s Annual Report on Form 10-K for the year ended December 31, 2020~~2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020~~ and Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE PRIME THERAPEUTICS, INC.

Date: March 22, 2021	By:	/s/ Francis Sarena
Name: Francis Sarena
Title: Chief Strategy Officer and Secretary